June 26, 2013

Via EDGAR and FedEx

Mr. Jeffrey P. Riedler

Mr. Austin Stephenson

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Neurocrine Biosciences, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 8, 2013

File No. 000-22705

Ladies and Gentlemen:

This letter is being transmitted by Neurocrine Biosciences, Inc. (the “Company”) in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated June 18, 2013 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”). The text of the Staff’s comment has been included in this letter in italics for your convenience.

Item 1. Business

Our Corporate Collaborations and Strategic Alliances, pages 14-15

1.	On page 24 of your annual report, you state that you are dependent on several licenses from third parties and that if you were to default on your obligations under any of those licenses you could lose some or all of our rights to develop, market and sell products covered by these licenses. Please expand the discussion of your corporate collaborations to disclose all of the material terms of the license agreements on which you are substantially dependent, including the agreements with the following third parties:

•	The Salk Institute;

•	The Research Development Foundation and

•	Mount Sinai School of Medicine.

Please also promptly file the agreements with The Salk Institute, the Research Development Foundation, and Mount Sinai School of Medicine pursuant to Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission

June 26, 2013

Page Two

Response: The Company respectfully advises the Staff that the Company’s license agreement with The Salk Institute for Biological Studies (“Salk”) and the Company’s license agreement with the Research Development Foundation (“RDF”) are not material to an understanding of the Company’s business, taken as a whole, within the meaning of Item 101(c)(1) of Regulation S-K, nor are they material to the Company within the meaning of Item 601(b)(10) of Regulation S-K. Therefore, the Company respectfully advises the Staff that the material terms of these agreements are not required to be disclosed in, nor are the agreements themselves required to be filed as exhibits to, the 10-K or the Company’s other periodic filings with the SEC. In support of this position, the Company respectfully submits the following information with respect to such agreements:

License Agreement with Salk. This agreement, which was entered into in November 1993, is an exclusive license to technology owned by Salk related to a corticotrophin releasing factor (“CRF”). In July 2001, the Company entered into a collaboration and license agreement with Glaxo Group Limited (the “Collaboration Agreement”) related to the research, development and commercialization of CRF products for psychiatric, neurological and gastrointestinal diseases. As reported by the Company in a Current Report on Form 8-K filed with the SEC on September 18, 2012, the Collaboration Agreement has been terminated, and as a result of this termination, the Company reacquired all worldwide rights to the CRF portfolio. As a result of the termination of the Collaboration Agreement, the Company has no commercial partner to assist it with the research, development and commercialization of products developed from the CRF portfolio. Furthermore, the payments made by the Company under this agreement have not been substantial when compared to the Company’s overall cash outflows and expenses during the term of the agreement. Accordingly, the Company respectfully submits that this agreement is not material to an understanding of the Company’s business, taken as a whole, and is not an agreement on which the Company’s business is substantially dependent.

License Agreement with RDF. This agreement, which was entered into in January 1993, is an exclusive license to technology owned by RDF related to urocortin 2, an endogenous peptide ligand of the CRF2 receptor present in the cardiovascular system. Despite the Company’s current rights to urocortin 2, any development of product candidates utilizing urocortin 2 is dependent upon the Company identifying a commercial partner to assist the Company with the research, development and commercialization of products developed from urocortin 2. At the present time, no Company sponsored development is being pursued with respect to this program. Furthermore, the payments made by the Company under this agreement have not been substantial when compared to the Company’s overall cash outflows and expenses during the term of the agreement. Accordingly, the Company respectfully submits that this agreement is not material to an understanding of the Company’s business, taken as a whole, and is not an agreement on which the Company’s business is substantially dependent.

In its future periodic filings with the SEC, as applicable, the Company proposes to enhance its disclosure regarding the CRF and urocortin 2 programs to further clarify their current

United States Securities and Exchange Commission

June 26, 2013

Page Three

status. Furthermore, if at any point in the future the Company determines that its agreements with Salk or RDF are material to the Company’s business, the Company commits to filing such agreements as exhibits to, and including a summary of the material terms of such agreements in, its future periodic filings with the SEC, as applicable.

With respect to the Company’s license agreement with the Mount Sinai School of Medicine of the City University of New York (the “Mt. Sinai Agreement”), the Company proposes to file the Mt. Sinai Agreement as an exhibit to its Quarterly Report on Form 10-Q for the three months ending June 30, 2013, and to provide text in substantially the form below in its future filings with the SEC, where applicable, summarizing the material terms of the Mt. Sinai Agreement.

“In August 1999, we entered into a nonexclusive license agreement with the Mount Sinai School of Medicine of the City University of New York (Mt. Sinai) pursuant to which we acquired a nonexclusive license to certain patents and patent applications related to Gonadotropin-Releasing Hormones (GnRH), to develop and commercialize licensed products worldwide. Pursuant to the terms of the agreement, we have the right to grant sublicenses to third parties only with the prior written consent of Mt. Sinai.

Upon entering into the agreement, we paid a $50,000 upfront-fee and are required to pay an additional $10,000 annual license fee on each anniversary of the agreement. In addition, we are obligated to pay Mt. Sinai a royalty equal to 1% of net sales of licensed products. The agreement will remain in effect until the later of 15 years after the date of the first commercial sale of the first licensed product or the expiration of the last to expire of the licensed patents, unless terminated earlier at our election or for material breach by either party. Mt. Sinai also has the right to terminate the agreement if we become insolvent or bankrupt or have suspended our business operations. Pursuant to the terms of the agreement, in the event that Mt. Sinai grants a third party a license to the GnRH patents and patent applications on economic terms and conditions less favorable to Mt. Sinai than those in our agreement, we have the right to substitute the terms and conditions of the other third party license for those currently set forth in our agreement.”

***

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (858) 617-7817 with any questions or further comments regarding the Company’s responses to the Staff’s comment.

Sincerely,

/s/ Timothy P. Coughlin

Timothy P. Coughlin

Chief Financial Officer

cc:	Jason L. Kent, Esq. of Cooley LLP